Conference Call Transcript

EON - Q3 2006 E.ON AG Earnings Conference Call

Event Date/Time: Nov. 08. 2006 / 3:00PM CET

CORPORATE PARTICIPANTS
Kiran Bhojani
E.ON AG - EVP IR

Wulf Bernotat
E.ON AG - CEO

Erhard Schipporeit
 E.ON AG - CFO

CONFERENCE CALL PARTICIPANTS
Lüder Schumacher
Dresdner Kleinwort Wasserstein - Analyst

Martin Young
Lehman Brothers - Analyst

Simon Flowers
Analyst

Jonathan Mirrlees-Black
Exane BNP Paribas - Analyst

Vincent De Blic
Cazenove - Analyst

Christopher Kuppland
Credit Suisse - Analyst

Andreas Thielen
MainFirst - Analyst

Ingo Becker
Kepler Equities - Analyst

Lee Dunlop
Casenove - Analyst

 Deborah Wilkens
Goldman Sachs - Analyst

Indera Kaliastova
Lehman Brothers - Analyst

Mark Lewis
Deutsche Bank - Analyst

QUESTION AND ANSWER

Operator

Our first question comes from the line of Lüder Schumacher. Please go ahead with your question, announcing your company name and location.

Lüder Schumacher - Dresdner Kleinwort Wasserstein - Analyst

Hello, it's Lüder here. Dresdner Kleinwort in London.

Kiran Bhojani - E.ON AG - EVP IR

Hello, Lüder.

Lüder Schumacher - Dresdner Kleinwort Wasserstein - Analyst

Hello, good afternoon. Two questions. One is on your non-operating result, which is really puzzling me quite a bit, especially the marking to market of Energy derivatives. It seems to be that it's getting a life of its own, certainly a completely new momentum developing. Now you say gas prices have come back quite significantly, but have you really hedged such tremendous volumes at very high levels, which, I would associate with sales you would have undertaken at the same stage, that you can explain the swing of a EUR1b, which seems to be rather large for a quarter? I mean equivalent to a normalized full year EBIT of this business unit. There just seems to be some huge move -- movements in this -- on the derivative side, which I've got difficulties understanding, I have to say. That's the first question.

The second question is on regulation. You mentioned that the cuts you received were between 10 and 12% compared to what you asked for, in terms of costs you asked for. That is quite interesting, but I think what would be much more interesting is the cuts you received versus the 2005 level. Could you perhaps give us an idea of that?

Erhard Schipporeit - E.ON AG - CFO

Let me start with the derivative issue. Indeed, this is a position in our profit and loss account which is not under control because -- under our control, because this is simply market driven. And we've shown these non-operating results because these derivatives are not -- does not have any influence on our operating income. The gas contracts are only used to hedge our operational business and to protect the operational margin, and you see the results from unwinding of all these derivatives in our operating income. And this is very positive and, so far, we are hedging the operational business and protecting our operational margin. And simply because of accounting reasons we have to show these changes, because of the volatility of the market, in the non-operating income and not in the operating income.

Lüder Schumacher - Dresdner Kleinwort Wasserstein - Analyst

[Inaudible]

Erhard Schipporeit - E.ON AG - CFO

It's not a cash [and it's] -- on top of this, to repeat once more what I've said in the -- in my statement, it's a non-cash issue.

Lüder Schumacher - Dresdner Kleinwort Wasserstein - Analyst

True [inaudible], but you must have locked in, for you to show such an enormous swing on the value of these mark to market derivatives, you must have locked in an enormous value, amount of volume at gas prices of, well, well above $10. Was this consistent with sales at the time? You say it's not having any impact on the operating result, but, clearly, if you would have hedged at a lower, if you managed to lock in a better spread, this would then be very beneficial for the operating result. So have you hedged in, have you locked in quite high gas prices? Is that the reason?

Erhard Schipporeit - E.ON AG - CFO

Well for any contract we enter we immediately hedge this position and, so far, we completely hedge the operating margin and we don't have any open position in our business.

Wulf Bernotat - E.ON AG - CEO

Hello there. If I may say to add to what Erhard said, let's, for an example, to make it clear, if I made a contract today to buy a gas contract for 100 and to deliver in 2007, then the contract in next year in November expired, I get 100 plus my margin, which was an EBIT. But, let's say the prices of gas have gone, and so the value of this contract is 150 --

Erhard Schipporeit - E.ON AG - CFO

And we don't have any open position in our business.

Wulf Bernotat - E.ON AG - CEO

And, if I may say so to add what Erhard said, let's say for an example to make it clear, if I made a contract today to buy a gas contract for 100 and to deliver in 2007, then the contract next year in November expired I get 100 plus my margin, which was an [EBIT], but less than the price of the gas [inaudible] and so the value of this contract 150. That's part of an income in this year when the prices go down to 785, so that 25 is minus.

And that's exactly what happened this time that you have all those gas contracts which they realize. So, that is last year they were in. This year they are not. On the top of the gas prices decline, if you think about it, a longer average gas forward up from October 6, September 8, decreased by 11% between December 5 and September 1, 2006.

So, those kinds of things [leaves us]. So basically one can turn around and say if you wouldn’t do this hedging policy our EBIT will fluctuate like hell, and it's not in the interests of our shareholders or the Company to run a business like that.

So, that's why our EBIT is secure and stable over the years what we have done in the U.K. And that's very, very important for us than having open position and have a lot of fluctuating impact on your EBIT.

Lüder Schumacher - Dresdner Kleinwort Wasserstein - Analyst

Okay.

Wulf Bernotat - E.ON AG - CEO

Fine. And the next question was regarding the regulation impact.

Erhard Schipporeit - E.ON AG - CFO

Your second question was the change in the regulatory fees. The change compared to the last year was in the power market, as I see it around 13%. And in the --

Wulf Bernotat - E.ON AG - CEO

Gas.

Erhard Schipporeit - E.ON AG - CFO

In the gas it's 16%.

Lüder Schumacher - Dresdner Kleinwort Wasserstein - Analyst

Yes, 16%, okay.

Erhard Schipporeit - E.ON AG - CFO

Yes?

Lüder Schumacher - Dresdner Kleinwort Wasserstein - Analyst

Thank you.

Wulf Bernotat - E.ON AG - CEO

Thank you. The next question please.

Operator

Our next question comes from the line of Martin Young. Please go ahead with your question announcing your company name and location.

Wulf Bernotat - E.ON AG - CEO

Hello Martin.

Martin Young - Lehman Brothers - Analyst

Hello there, it's Martin Young from Lehman Brothers. Just the two questions, the first is in respect of your guidance for the full year. I take what you are saying about the reported net income. But may be you can shed some light on what type of growth you expect in the adjusted net income. Clearly, this is the more important number and have [a reconsider] -- consider dividend payments that you are almost at the level of last year. So, you would only need a flat year on year adjusted net income in the final quarter to post some quite significant growth at that line. Is that a reasonable way to be thinking of things?

And then secondly, in respect of the Endesa transaction, obviously you're very hopeful that the CNE will give the green light, I believe, next Tuesday. But what about the position that Acciona has? They've been given the go ahead by the regulator to increase their position. They will have a significant stake in Endesa. What are you doing to speak with them about resolving the situation and taking this forward?

Kiran Bhojani - E.ON AG - EVP IR

May be the second question Wulf, do you want to answer on that?

Wulf Bernotat - E.ON AG - CEO

Yes, let me start talking about the Endesa situation. And indeed, we are expecting a positive CNE decision not next Tuesday, but next Thursday probably.

Martin Young - Lehman Brothers - Analyst

Okay.

Wulf Bernotat - E.ON AG - CEO

And as far as the situation around Acciona is concerned, we understand that they have directly close to 10% and indirectly another close to 10%, which Banco Santander holds for them, and that amounts to 20%.

They got the green light from the CNE to, indeed, surpass now the 10% threshold and those additional shares all held by Santander will be transferred to Acciona, I believe, at the beginning of next year, if I remember it correctly. And then they would have 20%. They are allowed to go up to 24.9% without being obliged to make an offer for 100% of Endesa. And they have stated that they don't want to go beyond that. So, they have, let's say, for practical purposes around 20% at the moment. And, of course, that is a sizeable shareholder in Endesa at this stage.

And we had a contact with them. I had a meeting with the CEO. And we came to the conclusion that our strategic objectives are different ones. They want to control Endesa out of a minority. We want to control Endesa out of a majority position. And obviously those two objectives don't really fit together.

And basically what we said, we look at potential options of how to deal with the situation if and when the situation arises that we have majority and they stay in the minority. And we will then have to sit down with them and see what the situation is. And, of course, one of their options still remains to sell their shares to us which, of course, we will appreciate, but there are other options possible. But the time has not yet come to continue the talks. We have to wait until we push forward with our offer and once we have reached -- achieved a majority we have to come back to this Acciona issue again.

Erhard Schipporeit - E.ON AG - CFO

Alright, let me now come to the other issue of the adjusted net income. Based on the 26% improvement after nine months in our adjusted net income, we are confident that for the full year we will see a significant improvement in the adjusted net income.

But to speculate about the dividend out of this is far too early. And you hopefully will accept this.

Martin Young - Lehman Brothers - Analyst

Okay, thank you.

Kiran Bhojani - E.ON AG - EVP IR

Thanks Martin. The next question please.

Operator

Our next question comes from the line of Simon Flowers. Please go ahead with your question, announcing your company name and location.

Kiran Bhojani - E.ON AG - EVP IR

Hello Simon.

Simon Flowers Analyst

Yes, good afternoon everybody. Two questions, one just on the EU's comments about vertical integration and transmission. Now, I wondered if you viewed what they're saying positively, negative or neutrally and if you can give any comments on that.

Second question, I think during the quarter you bought rather a lot of gas from Russia. And if you've commented on this my apologies, but I just wondered have you bought all this gas under existing take or pay and price indexation terms, or has there been -- given that it's such a long period of time you're buying the gas for, is there anything new in this? Thank you.

Wulf Bernotat - E.ON AG - CEO

Let's start with the first one, the EU position concerning the European energy market, we know that the -- and you know that the EU conducted a sector enquiry in the course of 2005. They are now working on their own conclusions and they will come up with a paper at the beginning of next year. But as you have all followed probably, Mrs. Cruz made the statement in -- at the conference in Lisbon about her own views and her own convictions what needs to be done. That is not yet the position of the Commission, but gives some direction of the thinking at least of Mrs. Cruz.

And she is very determined apparently to push forwards towards integrating the energy market, which actually is in line with her position vis-á -vis our takeover bid for Endesa, where she also supported this move based on her conviction that with an E.ON presence in most major markets in Europe, including Iberia, we've got the best position to push forward for a European integration out of self-interest, out of our own business interest. And that, indeed, is what we are intending to do and we have made statements recently how we want to improve European integration by increasing cross-boarder connections, by working towards one common wholesale market and also price and one exchange for Europe. And this is in the direction of what the Commission is thinking at the moment.

And one point where we disagree that is ownership unbundling, because we believe we are different from other States where the grids were previously in State hands. That in Germany in particular it is private hands. And that it would be or would require some form of expatriation if ownership unbundling took place.

And actually we don't believe that it is necessary, because functioning regulation, including non-discriminating access to a grid, as we have just proposed, would solve the problem so that ownership as such does not give the grid operator any advantage any longer. And he is not allowed any longer to give preference to his own requirements. He must share capacity with the others equally. And, therefore, ownership unbundling in our view is not needed as long as the regulation is functioning and doing the same job.

So, that is the position and we are, of course, in contact with the Commission. We have had meetings with the Commissioner on the electricity side and on the gas side the most senior European executives were invited to see him in Brussels recently and we exchanged our positions. And interestingly enough all the CEOs present in that meeting were advocating against ownership unbundling, even those where it is already in place.

Second question gas purchase, yes, the answer is yes we have basically signed these long term contracts along the same lines as before, in some cases extensions of existing contract, in some cases new gas volumes, which we will purchase via the new Baltic pipeline. And they are, as before, indexed to oil price development that are -- or more precisely oil product price developments. And in some parts also when it comes to the use of gas in power generation to coal and they will give us, as before, let's say, a good basis to run our business long term and to secure the supplies for Germany and Western Europe.

Simon Flowers Analyst

Thank you. Thanks.

Kiran Bhojani - E.ON AG - EVP IR

Thanks Simon. The next question please?

Operator

Our next question comes from the line of Jay [Merrylees-Black]. Please go ahead with your question, announcing your company name and location.

Kiran Bhojani - E.ON AG - EVP IR

Jonathan, I like the Jay Merry. I'll call you Jay Merry [from now] on.

Jonathan Mirrlees-Black - Exane BNP Paribas - Analyst

Okay, good after Jonathan Mirrlees-Black, Exane BNP Paribas, good afternoon everyone. Two questions if I may. First of all, I think [inaudible] would notice the very substantial improvement in the gas business and, in particular, in the up and midstream.

And I was wondering if you could help us with the contribution to that from the separate sub-segments of that. So, in particular, what's the contribution from upstream and what's the production volume associated with it both for 2005 and 2006? And how much of that in 2006 does come from the new assets that you have?

And secondly, a bit of a more detailed question on regulation. It's my understanding that the decrease in revenue required from the Bundesnetzagentur is mainly a result of disallowed costs and decrease in asset values. I'd be grateful if you could give an indication of how much of the reduction in revenue comes from those items and how much from a natural reduction in your costs within the business? Thank you.

Erhard Schipporeit - E.ON AG - CFO

Okay, let me start with the first question concerning the Pan-European gas business and where the profit comes from. We got an improvement of EUR510m after three quarters mainly comes from the higher gas margins due to the heating price development. This is roughly four-fifths of this EUR500m improvement.

And on top of this we enjoy the higher upstream business margin with a total of around -- an improvement of around EUR40m. These were the main effects in -- after nine months.

Jonathan Mirrlees-Black - Exane BNP Paribas - Analyst

Okay.

Kiran Bhojani - E.ON AG - EVP IR

And the second question, [like many], I can only that [inaudible] of basically what we had applied for was cost. And then look at those costs and what we apply for and then made a deduction against that. That's all I can say right now. Pardon?

Wulf Bernotat - E.ON AG - CEO

May be we can come --

Kiran Bhojani - E.ON AG - EVP IR

I think can come back on more detail.

Wulf Bernotat - E.ON AG - CEO

We need some more detail. Kiran can come back to you.

 Kiran Bhojani - E.ON AG - EVP IR

I will come back to you on that Jonathan.

Jonathan Mirrlees-Black - Exane BNP Paribas - Analyst

Alright, thank you.

Kiran Bhojani - E.ON AG - EVP IR

Okay, and as far as -- one more thing I should add to the gas production is concerned, one thing you have to understand, there was a consolidation of Caledonia, which is now E.ON Ruhrgas U.K. North Sea. So, the gas production went up, plus our participation went up in the gas field from 13 to 23% last year in November. So, that has led to even higher gas production, which we are benefiting in the upstream business.

Jonathan Mirrlees-Black - Exane BNP Paribas - Analyst

And was that the main reason for that EUR40m that --

Kiran Bhojani - E.ON AG - EVP IR

Yes.

Jonathan Mirrlees-Black - Exane BNP Paribas - Analyst

[Sponsorship] right.

Kiran Bhojani - E.ON AG - EVP IR

Yes, exactly.

Jonathan Mirrlees-Black - Exane BNP Paribas - Analyst

Okay.

Kiran Bhojani - E.ON AG - EVP IR

Okay, thanks. Next question please.

Operator

Our next question comes from the line of Vincent [De Blic]. Please go ahead with your question and announce your company name and location.

Kiran Bhojani - E.ON AG - EVP IR

Hello Vincent.

Vincent De Blic - Cazenove - Analyst

Hello, it's just one question on migration. Could you shed some light a bit on the assumptions you used for the write downs, which have been booked in Central Europe and Pan-European gas? Basically, whether it corresponds to the tariff cuts, which have been announced or which I expected in the first phase? Or whether it also includes some effect from the incentive regulation from 2008? Thank you.

Erhard Schipporeit - E.ON AG - CFO

Well, these impairments are based on our normal valuation after the regulatory decisions. And the result was this EUR547m impairment, as we mentioned and as we also reported EUR188m in our EBIT and EUR390m in our non-operating income.

Kiran Bhojani - E.ON AG - EVP IR

Vincent?

Vincent De Blic - Cazenove - Analyst

Yes, so it's based on your fair value of the businesses within --

Erhard Schipporeit - E.ON AG - CFO

Yes. Basically you take the market value in turn and then when a regulation cuts down you'll see. So, naturally the market value goes down and then you have to make an impairment on those assets. And the electricity we didn't do that. We didn't need that, because they are already mostly depreciated assets on one side and mostly written down. But on the gas side we have those new acquisitions in the past three or four years. And so then its market value was higher and then we did the reduction in fee. Because of the regulation we had to bring it down. And that's the only reason for it.

Vincent De Blic - Cazenove - Analyst

Okay, thank you.

Kiran Bhojani - E.ON AG - EVP IR

Thanks. The next question please.

Operator

Our next question comes from the line of Christopher Kuppland. Please go ahead with your question announcing your company name and location.

Kiran Bhojani - E.ON AG - EVP IR

Hello Christopher.

Christopher Kuppland - Credit Suisse - Analyst

Hello, good afternoon everyone.

Kiran Bhojani - E.ON AG - EVP IR

Good afternoon.

Christopher Kuppland - Credit Suisse - Analyst

I think I've only got minor questions left. One, what is the outlook on your CTA funding for the fourth quarter and maybe beyond?

And the second question was, I think, just answered by you. I wondered why you didn't take any impairment charges on the power, but I think we've cleared that up. Thanks.

Erhard Schipporeit - E.ON AG - CFO

Okay, there were no reasons for taking any impairments for the Power business. We had made our valuations comparable to the Gas business. So, there were no reasons for any impairments. And there are no reasons for any impairments and we do not expect any more this year.

And the second -- the first question, the outlook for the CTA is very simple. We expect EUR5.2b as total for this year. And the first half of this we have already done and the EUR2.6b will follow in the last quarter.

Christopher Kuppland - Credit Suisse - Analyst

Thanks.

Kiran Bhojani - E.ON AG - EVP IR

Thanks Christopher. Next question please.

Operator

Our next question comes from the line of Andreas Thielen. Please go ahead with your question announcing your company name and location.

Kiran Bhojani - E.ON AG - EVP IR

Andreas.

Andreas Thielen - MainFirst - Analyst

Hello, it's Andreas Thielen from MainFirst.

Kiran Bhojani - E.ON AG - EVP IR

Hello.

Andreas Thielen - MainFirst - Analyst

Firstly, with respect to the adjusted net profit am I right to assume that in there you have adjusted for EUR188m charge you have taken at Thurga's? And if so, what about the EUR540m for grid charges, which were accumulated until Q4? Are they in there as well? Or is that seen as an ongoing item?

And secondly, just coming back to Spain, I wonder if you could give any indication what your way of thinking is about the Court case brought on by Gas Natural against you and Endesa at the Court in Barcelona, just in terms of how much time that could probably take until it's going to be resolved?

Wulf Bernotat - E.ON AG - CEO

Let me start --

Kiran Bhojani - E.ON AG - EVP IR

Yes.

Wulf Bernotat - E.ON AG - CEO

With this second one, with this, as you call it a Court case. It's not even a Court case yet. It's an enquiry, which the Judge has started, of which we apparently have not been formally notified yet. As far as I know they have approached Endesa first. And they are planning to approach us and Deutsche Bank and some of the other banks in order to gather information based on what was submitted to them, an allegation so far from Gas Natural.

And it is not 100% clear to us yet since we have not been formally notified what the direction of this enquiry is. But it can take some time according to the judgment of some lawyers connected with the case before they get all the information and before they then can decide whether they want to start any real case or not.

And we know that our offer will not be directly affected by these proceedings and we expect, as I said just a moment ago, that we get the approval by the CNE next week.

And the first one is for Erhard to --

Erhard Schipporeit - E.ON AG - CFO

[Inaudible], yes, I would like to come back to the question of the adjusted net income and I can confirm that the provisions, the EUR533m and the EUR188m impairment charge, are both shown in the EBIT and are not eliminated in our net adjusted income. Thank you.

Kiran Bhojani - E.ON AG - EVP IR

And the next one please.

Operator

Our next question comes from the line of Ingo Becker. Please go ahead with your question announcing your company name and location.

Ingo Becker - Kepler Equities - Analyst

Ingo Becker from Kepler Equities. I've got a question on your Nordic market unit. Apparently, the sharp drop largely is due to the loss of outlet from hydro-nuclear plant. I guess that the plant that you've sold to Statkraft would have narrowly contributed some 5 or maximum 10% to that drop, so the rest is from those outages. The same environment had to be faced by your Finnish competitor which did remarkably well in this environment by running its fossil fired plant. The load at your oil fired plant last year was very low, narrowly something like 12%. Could you comment on the utilization of your oil fired and other plant in the region, other than hydro-nuclear and whether you've been a net buyer for electricity? I guess so.

And finally what the hedging level was. The ratio and probably a price level?

Kiran Bhojani - E.ON AG - EVP IR

A lot of questions. Erhard do you want to answer that?

Erhard Schipporeit - E.ON AG - CFO

We could come back to you with some detail afterwards and concerning the oil, the usage of the oil plant. You mentioned the effect from Statkraft assets. There was contribution from the Statkraft assets. This amounts to around about EUR30m. And the taxation was a minus of EUR40m, around EUR40m. And on the other hand the lower hydro volumes contributed minus around EUR140m. This was partially compensated by higher wholesale prices in the range of EUR140m plus. So this explains the mix of this result.

Kiran Bhojani - E.ON AG - EVP IR

I think Ingo what I can just add to what Erhard said. On July 25 when the four nuclear power station went out [clear] E.ON line and the fourth one [inaudible] is still there which is operated by us, and that expected to be [same]. So what happened on impact was talking about oil and [inaudible], the important thing is it has to do with lower hydro levels you’ve got. At the same time we got hit by this nuclear power station exactly and you'll even feel more impact in the fourth quarter, because it's still not in operation. So even recent high prices and as you said, our competitor have, they showed good results, but they don't have these problems like we have because our nuclear power station is off the line and that costs you money.

Alone in the third quarter it cost a lot of money this EUR128m, and along is EUR30m alone for the nuclear power station. So I think that these are the major reasons for this in the Nordic region.

Wulf Bernotat - E.ON AG - CEO

Can I just offer one additional comment. Nordic market is really dominated by the hydro and nuclear. And oil generation is just more at less at the end of the merit order, as a sort of fall back in the worse cases as last resort. And we are just planning to build one gas fired station near [Malmo] which is the exception from what I've said before. So the Nordic market really is dominated clearly by hydro nuclear. The rest really doesn't play a role, if you exclude for a moment Denmark which has of course some coal fired units. But for the rest we operate in Sweden mainly are those two and oil doesn't really play a role.

Ingo Becker - Kepler Equities - Analyst

One more question if I may. The share price has been EUR50 to EUR60, exactly to bring those marginal plants into the market as the lost volumes in nuclear and hydro had to be replaced. So you did not run more oil plants, especially as the market price still was not high enough to bring new plant deeply into the money.

Erhard Schipporeit - E.ON AG - CFO

I mean we should verify that Kiran.

Kiran Bhojani - E.ON AG - EVP IR

I will verify that.

Erhard Schipporeit - E.ON AG - CFO

We probably have done it. Principally it doesn't play a role.

Kiran Bhojani - E.ON AG - EVP IR

I will verify that. Thanks Ingo. Next question please.

Operator

Our next question comes from the line of Lee Dunlop. Please go ahead with your question announcing your company name and location.

Lee Dunlop - Casenove - Analyst

Good afternoon gentlemen. It's Lee Dunlop from Cazenove's Special Situations Desk in London. Just two questions on Endesa. Firstly could you comment on how comfortable you are with Endesa management in regards to dropping the cases against Gas Natural the offer to go forward, and perhaps the mechanics of achieving a recommendation in light of a sealed bid process?

And my second question is, are you comfortable with the Endesa shareholder base in the light of the allegations you made in the New York Courts about Acciona not acting alone. Do you still strongly suspect there could be other parties and maybe Acciona, with the group, has significantly more than 20% of Endesa shares?

Wulf Bernotat - E.ON AG - CEO

The first one is something which is in the hands of the Endesa Board. They have to decide within 10 days after our offer has been approved whether they should comment on the offer, to put it in more general terms. And in that comment they would have to say something whether they recommend the offer price to their shareholders or not. So it's up to them to find the right wording how they want to react. And it's also in their hands to remove or withdraw those two injunctions which at the moment are blocking Gas Natural's bid, which would in turn probably lead to a suspension of our just approved bid shortly afterwards. And then of course those two injunctions have to be lifted, and it is up to the Endesa Board to do so.

I can only express my hope that they will do it and that also goes for the recommendation of the EUR35 per share which we've have offered. If you have listened to comments from the Chairman in the past, where he was expecting something like EUR30, he must be pleased to see EUR35 now on the table and I can imagine that that would be sufficient for him and his Board to recommend. But as I said it is their decision.

The second part of your question concerning Acciona, my answer is the lawsuit in the U.S. which we started was meant to clarify Acciona's intentions to force them to do a similar detailed disclosure, as we were forced to do, as a listed company in New York like Endesa is. And from three pages which I think Acciona initially filed it has gone up to 180, and I've just learned that they have filed even more now. So I think that we bring them up to the level which we have submitted in the first place. And within their documentation they have made it very clear that they are not acting in concert with anybody else. They are not acting in concert with Gas Natural, [La Caxia], Repsol or others and they say that we are pursuing our own strategy and that’s what they have said. So we have to take them by their statement and if things change we would have to come back to that statement. But at the moment I can't see anybody who is joining them or who is acting in parallel to acquire shares in Endesa.

Lee Dunlop - Casenove - Analyst

Okay. Thank you very much.

Kiran Bhojani - E.ON AG - EVP IR

Thank you. The next question please.

Operator

Our next question comes from the line of Deborah Wilkens. Please go ahead with your question announcing your company name and location.

Deborah Wilkens - Goldman Sachs - Analyst

Hello. It's Deborah Wilkens in Goldman Sachs. My main question is just what your reaction would be if E.ON didn't achieve the 51% of Endesa but just below that.

And my second question which is slightly more detailed is, is there any one off effects in your interest expense, and what those one off effects might be. Thank you.

Wulf Bernotat - E.ON AG - CEO

The first one is one of those hypothetical questions which are always difficult to answer, because we expect to get more than 50%, and therefore we would not have to deal with the other situation. I think we would give you an answer if and when the situation should arise at the end of the offer period, and then I would like to repeat what I've just said, we are not expecting to stay below 50%. There is sufficient free flow in our offer. It's attractive enough that we are confident to have enough shares tendered to us to reach our target.

And the second, Erhard would you like to --

Erhard Schipporeit - E.ON AG - CFO

[inaudible] just a second please.

Kiran Bhojani - E.ON AG - EVP IR

We will come back to that.

Erhard Schipporeit - E.ON AG - CFO

We will come back on that.

Deborah Wilkens - Goldman Sachs - Analyst

Okay. Thank you.

Kiran Bhojani - E.ON AG - EVP IR

Thanks Deb. The next one please.

Operator

Our next question comes from the line of [Indera Kaliastova]. Please go ahead with your question announcing your company name and location.

Indera Kaliastova - Lehman Brothers - Analyst

Hi. I've got two questions. Sorry, it's Indera Kaliastova from Lehman Brothers. First is, given the significant gains you have made so far, are you considering to distribute it to shareholders?

And secondly, in one of your previous conference calls you mentioned about divestment program if you -- in order to stay with your single A credit rating. Say in a situation you would be forced to increase your current offer for Endesa, what sort of scale of divestment program are we looking for? And what assets or area you would identify potentially you would divest from? Thank you.

Erhard Schipporeit - E.ON AG - CFO

Wulf would you like to answer that.

Wulf Bernotat - E.ON AG - CEO

The first part of the question I understood in the way that what are you giving to shareholders in terms of dividends was it right or other forms? We have a clear dividend policy which we have stated some time ago that we are planning on the basis of double digit increases and [fair valuation] between 50 and 60% for 2007. So this still stands and there is no change to be made to this statement.

And as far as your second question is concerned, we mentioned as a potential option for -- or as a part of the financing structure to finance the Endesa takeover, that apart from other financial instruments we could take recourse to some divestments or even a capital increase. But we've said very clearly at the same time that all this depends on the financial requirements at the time when we know what the acceptance level of our offer is. And since it is not very likely that we will get 100%, we will have to review the situation at the end of the offer period and see the financing requirements and then we have to decide what is the right financial structure. And divestments and capital increases are at the end of the line and we have got sufficient financing in place. Perhaps Erhard should explain what we've got so that everybody is convinced that we can really afford to make such an offer for Endesa.

Indera Kaliastova - Lehman Brothers - Analyst

Okay. Thank you.

Wulf Bernotat - E.ON AG - CEO

Do you want to make any comment?

Erhard Schipporeit - E.ON AG - CFO

I think I can confirm just what you said here. The priority is debt. And if depending from the acceptance level from the final outcome of our offer we need more financial resources then we have two alternatives - divestment and/or capital increases. And the last priority is capital increases. But we have to wait for the final outcome of the bid and then we can make our variations and the final decision.

Kiran Bhojani - E.ON AG - EVP IR

All right. The next question please.

Operator

Our next question is a follow up question from the line of Andreas Thielen. Please go ahead with your question announcing your company name and location.

Andreas Thielen - MainFirst - Analyst

A very simple one. Could you tell us what the forward sales in electricity look like by now for '07 and '08?

Erhard Schipporeit - E.ON AG - CFO

I prepared so much for this question, waited for this question and [inaudible] I was so disappointed. We have already sold 100% for 2007. We have sold 74% for 2008, and 54% for 2009.

Andreas Thielen - MainFirst - Analyst

And it is the first time that you -- or at least the first time that I notice that you talk about 2009.

Erhard Schipporeit - E.ON AG - CFO

That's correct.

Andreas Thielen - MainFirst - Analyst

Can you just give a very rough indication how that evolved over the course of this year. I'm not asking for quarter by quarter figure but --

Erhard Schipporeit - E.ON AG - CFO

No we can tell you that 2009 contracts were done exactly -- 2009 were done in the third quarter of 2006. And the rest if you're thinking 2007, 2008 were done in 2004/2005 and so on.

Andreas Thielen - MainFirst - Analyst

Okay. Thanks very much.

Erhard Schipporeit - E.ON AG - CFO

Let me come back to Deborah. I owe you one answer Deborah. The increase of the interest income of EUR57m compared to last year's period. The main reason was a negative effect of provisions for nuclear waste management. So this was a one time effect of the last year and this year we have a normalization of the figures and this was the reason for this lower figure.

Kiran Bhojani - E.ON AG - EVP IR

Frances I've the feel we are running out of questions. Is anybody still the last one left? Frances?

Operator

We have two more questions.

Kiran Bhojani - E.ON AG - EVP IR

Okay. Go ahead.

Operator

Our first question comes from the line of Mark [Lewis]. Please go ahead with your question announcing your company name and location.

Mark Lewis - Deutsche Bank - Analyst

Good afternoon everybody. It's Mark Lewis from Deutsche Bank. I have two questions. One on tax rate and one on carbon. Just on the tax rate, can you tell us what tax rate we should be using now for the adjusted net income. In other words the derived the true underlying tax rate on the ongoing business, rather than the headline tax rate which is distorted by the lack of tax you pay on capital gains.

And secondly, I read recently that the German Government is considering introducing a new clause into the national allocation plan for Phase Two, whereby it might insist on auctioning for 10% of permits, specifically to utilities over Phase Two. Could you give us a view on how likely you think that is politically? And what your strategy is, in very brief terms, in terms of buying in Kyoto credits, (inaudible) for the 2008/2012 period. Are you actively looking for permits there, or are you happy to wait for the time being?

Erhard Schipporeit - E.ON AG - CFO

Wulf you want to answer that political question?

Wulf Bernotat - E.ON AG - CEO

Which, the second one?

Erhard Schipporeit - E.ON AG - CFO

Yes, the last one yes.

Wulf Bernotat - E.ON AG - CEO

This is just a part of the political debate. You know that the German Government has always punctually submitted their NAP2 to Brussels. And in that official document there is no mentioning of an auctioning and the limit for that allowed by the rules is 10%. Now there is some political debate which has come up, has arisen after that in Germany it's still ongoing, and the Minister who is responsible for the NAP, the Minister for the Environment, is against it, and there are some other political voices around that are in favor of introducing this 10% auctioning. It is an open issue and therefore it's difficult now to judge whether this political debate will lead to a reopening of the issue and a change of the NAP2, which as I said, has been officially submitted. I personally doubt it, but you never know and especially in view of the fact that many other European Member States have not submitted their NAP2 at all yet. It is of course still possible politically to change what has been submitted.

Second part of your question in that respect we have not taken any specific action in view of this potential possibility, and would have to take our decision once it's becoming clear whether that is or will become reality or not.

As far as the tax rate is concerned I think Erhard --

Erhard Schipporeit - E.ON AG - CFO

Yes I'm perfectly prepared for this. The normalized tax rate is in the range of 30% so in this respect we are already anticipating the plans of the German Government to reduce the tax rate in the range of 30%.

Mark Lewis - Deutsche Bank - Analyst

Okay. Thank you very much.

Kiran Bhojani - E.ON AG - EVP IR

Thanks Mark. Next one please. I guess the last one we have.

Operator

Our last question is a follow up question from the line of Lüder Schumacher. Please go ahead with your question.

Lüder Schumacher - Dresdner Kleinwort Wasserstein - Analyst

Yes sorry, just a very quick question on Europe Central European business. You mentioned earlier that the impact from rising car prices was nearly offset by higher fuel costs. Could you just give us the details for what's behind the EBIT development of these Central European unit?

 Erhard Schipporeit - E.ON AG - CFO

I will [inaudible].

Lüder Schumacher - Dresdner Kleinwort Wasserstein - Analyst

I was expecting somebody else to do it.

Erhard Schipporeit - E.ON AG - CFO

So Lüder we had the impact on the net effect of higher electricity prices reduced by higher costs of purchase for electricity and the higher fuel costs is around 460.

Lüder Schumacher - Dresdner Kleinwort Wasserstein - Analyst

So the same 460 for higher fuel prices as you've got impact from rising power prices?

Erhard Schipporeit - E.ON AG - CFO

Higher fuel costs EUR170m, higher costs for purchase of electricity EUR290m, and the net comes from -- the improvement comes from higher electricity prices in the range of EUR900m.

Lüder Schumacher - Dresdner Kleinwort Wasserstein - Analyst

Thank you very much.

Kiran Bhojani - E.ON AG - EVP IR

You are welcome. I guess Frances that's all we have correct?

Operator

We have no further questions.

Kiran Bhojani - E.ON AG - EVP IR

Okay good. Then that means everybody's happy with the questions. If anybody's not they're welcome to call us at any time at Investor Relations. Thank you all for joining us. Thank you Wulf for joining us from outside. Thank you Erhard for all these years we have worked together, and if I take the liberty on behalf of our investors to thank you for your cooperation, always available to answer capital market questions, we appreciate that, and thank you. And that concludes our conference call. And we'll be talking again in December regarding Three Year's Investment Plans. Thank you.

Wulf Bernotat - E.ON AG - CEO

Thank you. Bye.

Operator

Ladies and gentlemen. Thank you for your participation. This concludes today's conference. You may now disconnect your lines. Thank you.

This transcript does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the prospectus and U.S. tender offer statement from E.ON regarding the proposed tender offer for Endesa when they become available, because they will contain important information. The prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA or Santander Investment SA, Corredores de Bolsa. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other E.ON AG Press Release, November 8, 2006 Page 4 of 4 documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This transcript may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

E.ON prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). This transcript may contain references to certain financial measures (including forwardlooking measures) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in its Annual Report, in its interim report or on its website at www.eon.com. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash flow provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.